Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (G190)

Offering Period: January 2, 2019 – January 25, 2019

CS Notes due February 2, 2026

Linked to the Performance of the Credit Suisse RavenPack AIS Balanced 5% ER Index

Product Terms

•	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment for each $1,000 principal amount of securities equal to $1,000 plus the Automatic Redemption Premium applicable to that Trigger Observation Date.
•	If the securities are not automatically redeemed and the Final Level is greater than the Initial Level, you will participate in the appreciation, if any, of the Underlying.
•	If the securities are not automatically redeemed and the Final Level is equal to or less than the Initial Level, investors will receive the principal amount of the securities you hold at maturity.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
•	The Underlying is designed to provide exposure to a hypothetical “balanced” portfolio while targeting a realized daily volatility of 5%. By “balanced” we mean the Underlying’s hypothetical portfolio may, under certain circumstances include both equity exposure, in the form of large-cap U.S. equities included in the Credit Suisse RavenPack AIS Index described in the accompanying underlying performance supplement and the accompanying underlying supplement; and fixed income exposure, in the form of U.S. Treasury note futures contracts tracked by the Fixed Income Indices described in the accompanying underlying performance supplement and the accompanying underlying supplement. “Balanced” does not imply any risk adjusted diversified asset class allocation or actual balance among asset classes. The Index Calculation Agent and Index Sponsor for the Underlying is an affiliate of ours. For more information on the Underlying, please see the underlying performance supplement and underlying supplement.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be January 28, 2019
Settlement Date:	Expected to be January 31, 2019
Underlying:	The Credit Suisse RavenPack AIS Balanced 5% ER Index
Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment for each $1,000 principal amount of securities equal to $1,000 plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the corresponding Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of the Underlying on such Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Level**:	The Trigger Levels applicable to each Trigger Observation Date are set forth in the table below:
Trigger Observation Date	Trigger Level**
January 28, 2020	(101.75% of Initial Level)
January 26, 2021	(103.50% of Initial Level)
January 26, 2022	(105.25% of Initial Level)
January 26, 2023	(107% of Initial Level)
January 26, 2024	(108.75% of Initial Level)
January 28, 2025	(110.50% of Initial Level)
Automatic Redemption Dates**:	January 31, 2020, January 29, 2021, January 31, 2022, January 31, 2023, January 31, 2024 and January 31, 2025
Automatic Redemption Premium Rate**:	Expected to be 7% per annum
Automatic Redemption Premium**:

For each $1,000 principal amount of securities you hold:

•  Expected to be $70 if a Trigger Event occurs on the first Trigger Observation Date.

•  Expected to be between $140 if a Trigger Event occurs on the second Trigger Observation Date.

•  Expected to be between $210 if a Trigger Event occurs on the third Trigger Observation Date.

•  Expected to be between $280 if a Trigger Event occurs on the fourth Trigger Observation Date.

•  Expected to be between $350 if a Trigger Event occurs on the fifth Trigger Observation Date.

•  Expected to be between $420 if a Trigger Event occurs on the sixth Trigger Observation Date.

Redemption Amount:	$1,000 x (1 + Underlying Return).
Underlying Return:	If (a) the Final Level is greater than the Initial Level,[(Final Level – Initial Level)/Initial Level]; or (b) the Final Level is equal to or less than the Initial Level, zero.
Initial Level:	For the Underlying, the closing level of the Underlying on the Trade Date.
Final Level:	For the Underlying, the closing level of the Underlying on the Valuation Date.
Valuation Date:	January 28, 2026
Maturity Date:	February 2, 2026
CUSIP:	22551LRD4
Fees:	Certain fiduciary accounts may pay a purchase price of at least $956.25 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $42.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $950 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Return of principal amount of the securities you hold, if the Final Level is less than or equal to the Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return(1)	Redemption Amount per $1,000 principal amount(1)(2)
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	20%	$1,200
10%	10%	$1,100
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000
(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(2)	Assumes that the securities have not been automatically redeemed.

Hypothetical Amounts due upon Automatic Redemption

Trigger Observation Date on Which Securities Are Called	Applicable Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
1st	$70	$1,070
2nd	$140	$1,140
3rd	$210	$1,210
4th	$280	$1,280
5th	$350	$1,350
6th	$420	$1,420
(1)	This table illustrates the amount that would be due if a Trigger Event occurs on any Trigger Observation Date. If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. No further payments on the securities will be made.

Certain Product Risks

•	The securities do not pay interest.
•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The return on the securities is affected by the Final Level of the Underlying.
•	The probability that the Underlying return will be zero will depend on the volatility of the Underlying.
•	If the securities are automatically redeemed, your return on the securities is limited to the applicable Automatic Redemption Premium.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: January 2, 2019 – January 25, 2019

CS Notes due February 2, 2026

Linked to the Performance of the Credit Suisse RavenPack AIS Balanced 5% ER Index

Additional Risk Considerations

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk. If the securities are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide the same return as the securities.
•	If the securities are not automatically redeemed, your return on the securities will be based solely on the Underlying Return and will not include any Automatic Redemption Premium. Even if the Final Level is equal to or greater than any Trigger Level, your return on the securities will reflect a return based on the unleveraged upside performance of the Underlying.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. . In addition, an affiliate of ours, Credit Suisse International, is the Index Calculation Agent and the Index Sponsor for the Underlying. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, the “Selected Risk Considerations” section of the underlying performance supplement, the “Selected Risk Considerations” section of the underlying supplement and the “Risk Factors” section of the product supplement, which set forth risks related to the Underlying and an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying performance supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 31, 2018, Underlying Performance Supplement dated December 28, 2018, Underlying Supplement dated October 2, 2018, Product Supplement No. I–G dated October 4, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318015278/dp100313_424b2-g190.htm

For a full description of the Underlying, please see the underlying performance supplement and underlying supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318015161/dp100179_424b2-ravenpack.htm

https://www.sec.gov/Archives/edgar/data/1053092/000095010318011482/dp96276_424b2-rpus.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.